Gary A. Miller
215.851.8472
gmiller@eckertseamans.com

April 21, 2006

VIA EDGAR

John L. Krug
Senior Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Generex Biotechnology Corporation
Definitive Proxy Statement filed today
Preliminary Proxy Statement filed April 11, 2006
File No. 25169

Dear Mr. Krug:

This is in response to Mr. Riedler’s letter dated April 18, 2006, addressed to Rose C. Perri, Secretary of Generex Biotechnology Corporation containing one comment by the staff regarding the above referenced Proxy Statement.

The single comment referred to Proposal 2, Authorization of the Board of Directors to issue shares without prior stockholders approval. As suggested by the staff, in the Definitive Proxy Statement we have deleted all references to, and discretionary authority for, the issuance of shares in possible acquisitions, as well as NASDAQ Rule subparagraph 4350(i)(1)(C).

Attached is a letter executed on behalf of Generex containing the representations requested in your letter.

Very truly yours,

/s/ Gary A. Miller

Gary A. Miller

Cc: Mark A. Fletcher, Esq.

GAM/maw

April 19, 2006

Securities and Exchange Commission
Washington, DC 20549

Re:	Generex Biotechnology Corporation
Preliminary Proxy Statement filed April 11, 2006
File No. 25169

In connection with its response to the comments of SEC staff regarding the above referenced Proxy Statement, Generex Biotechnology Corporation (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	SEC staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher
_________________
By: Mark A. Fletcher
Executive Vice-President & General Counsel